Steven R. Keen
Senior Vice President, Chief Financial Officer, and Treasurer
IDACORP, Inc.
P.O. Box 70
Boise, Idaho 83707

April 30, 2015

VIA EDGAR AND FEDERAL EXPRESS

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IDACORP, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 001-14465

Dear Mr. Thompson:

We refer to the comment letter, dated April 20, 2015, from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the IDACORP, Inc. (the “Company”) filing referenced above. We have set forth below the text of the Staff's comments in full, followed by the Company's response to the Staff's comments.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

8. Earnings Per Share, page 104

1.
We note that non- performance-based restricted awards under the 1994 Restricted Stock Plan entitle the recipients to dividends. Please tell us if these awards qualify as participating securities as defined in ASC 260-10-20. If so, please tell us what consideration you gave to presenting earnings per share under the two-class method. Please refer to ASC 260-10-45-60B.

RESPONSE:

The non- performance-based restricted stock awards issued under the Company's share-based compensation arrangements qualify as participating securities as that phrase is defined in ASC 260-10-20. These awards participate in any dividends at the same per-share amount as other Company common stock outstanding, and the dividends are non-forfeitable by the holder of the award. The outstanding unvested awards represent less than 0.25 percent of the Company's outstanding shares, and the earnings allocated to the participating shares under the two-class method was under $500k in 2014. Application of the two-class method had no impact on the Company's reported earnings per share and thus presentation of the two class method was deemed immaterial.

11. Benefit Plans

Pension Plans, page 106

2.
We understand that the Society of Actuaries developed an update set of mortality assumptions presented in its RP-2014 Mortality Tables Report issued in October 2014. We also understand that the RP-2014 mortality tables represent the most current and complete benchmarks of U.S. private pension plan mortality experience. Please tell us what consideration you gave to changing the mortality table used to calculate the present value of pension and postretirement plan liabilities. If you did not adopt the new mortality assumptions, please tell us the mortality table used to calculate the present value of pension and postretirement plan liabilities and why you believe the mortality rate assumptions reflects the best estimate of expected mortality rates for your participant population. If you adopted the RP-2014 mortality tables, please tell us the impact on pension and postretirement plan liabilities.

RESPONSE:

The Company considered the new mortality tables and also prepared an experience study to evaluate the correlation between the tables and the actual mortality experience of the Company's pension and postretirement plans. As a result of this evaluation, the Company adopted the RP-2014 mortality tables with modifications that were based on the results of the study. The impact on the combined benefit obligations (projected benefit obligation or accumulated postretirement benefit obligation, as applicable) of the Company's plans from adopting these new tables was an increase of approximately $9 million, which was less than one percent of the total combined benefit obligations of the plans. The Company concluded the change was immaterial, and thus did not separately disclose the effects of this change in assumption. In its Form 10-Q for the quarter ended March 31, 2015, on page 24 the Company has disclosed that it has adopted, as of December 31, 2014, the new mortality table, providing as follows:

"In October 2014, the Society of Actuaries released a new set of mortality tables referred to as RP-2014. Mortality tables are used by defined benefit plans to estimate the life expectancy of plan participants and the expected length of benefit payments in retirement. RP-2014 generally resulted in longer life expectancy than previous mortality tables. Idaho Power's measurement of its plan benefit obligations as of December 31, 2014, and its net periodic benefit cost for the quarter ended March 31, 2015, reflect the adoption of the new tables, which was not material."

3.
Please tell us your consideration of disclosing how you calculate the market related value of plan assets as that term is defined in ASC 715-30-20. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount.

RESPONSE:

The Company respectfully submits that it has disclosed the method it uses to determine the market related value of plan assets within the 2014 Annual Report on Form 10-K. The Company discloses at the top of page 108 in its 2014 Annual Report on Form 10-K the following:

"The following table shows the components of net periodic benefit cost for these plans (in thousands of dollars). For purposes of calculating the expected return on plan assets, the market-related value of plan assets is equal to the fair value of the assets."

The required disclosures surrounding the measurement of the fair value of the plan assets is included later in the same footnote on pages 111-114 of the 2014 Annual Report on Form 10-K.

In providing the foregoing responses to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing responses, please feel free to contact me at (208) 388-2600.

Very truly yours,

/s/ Steven R. Keen
Steven R. Keen
Senior Vice President, Chief Financial Officer, and Treasurer

cc:
Jason Niethamer, Assistant Chief Accountant
U.S. Securities and Exchange Commission

Darrel T. Anderson, President and Chief Executive Officer
Rex Blackburn, Esq., Senior Vice President and General Counsel
Brian R. Buckham, Esq., Lead Counsel
IDACORP, Inc.

Audit Committee of the Board of Directors
IDACORP, Inc.

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